Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-293952

Prospectus Supplement No. 5

(To Prospectus dated March 9, 2026)

Up to 42,307,692 American Depositary Shares Representing up to 1,057,692,300 Class A Ordinary Shares

Yimutian Inc.

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated March 9, 2026 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration No. 333-293952), as amended and supplemented. The Prospectus relates to the resale, from time to time, up to 42,307,692 American depositary shares (the “ADSs”), representing 1,057,692,300 Class A ordinary shares, par value of US$0.00001 per share, of Yimutian Inc. (the “Company”) issuable upon the conversion or otherwise pursuant to the terms of up to an aggregate principal amount of US$10,000,000 of senior convertible promissory note (the “Notes”) issued or issuable to the selling shareholder named in the Prospectus (the “Selling Shareholder”), pursuant to the terms of that certain securities purchase agreement, dated as of December 8, 2025 (the “Securities Purchase Agreement”), by and between the Company and the Selling Shareholder, from time to time and upon the terms and conditions thereof (assuming full conversion of the Notes and interest payments made in ADSs at a price of US$0.26 per share, the current floor price of the Initial Note). Each ADS represents 375 Class A ordinary shares.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our ADSs are listed on the Nasdaq Global Market (“Nasdaq”) under the trading symbol “YMT”. On May 19, 2026, the closing price for our ADSs on Nasdaq was US$2.01 per ADS.

We may further amend or supplement the Prospectus and this prospectus supplement from time to time by filing amendments or supplements as required. You should read the entire Prospectus, this prospectus supplement and any amendments or supplements carefully before you make your investment decision.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 28 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 20, 2026.

Yimutian Inc. Announces Receipt of Nasdaq Notification Regarding Market Value of Listed Securities Requirement and Nasdaq Delisting Notice Subject to Hearing Request

On May 19, 2026, the Company announced that it received two written notifications from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) on May 13, 2026, the details of which are described below.

On May 13, 2026, the Company received a written notification (the “MVLS Deficiency Notice”) from Nasdaq on May 13, 2026, notifying the Company that it is currently not in compliance with Nasdaq Listing Rule 5450(b)(2)(A), which requires the Company to maintain a minimum market value of listed securities (“MVLS”) of US$50,000,000 for continued listing on the Nasdaq Global Market (the “MVLS Requirement”). Based on the Company’s MVLS for the 30 consecutive business days from March 25, 2026 to May 6, 2026, the Company no longer meets this requirement. The MVLS Deficiency Notice is only a notification of deficiency and has no immediate effect on the listing of the Company’s American Depositary Shares (“ADS”). The Company’s ADSs will continue to trade on The Nasdaq Global Market at this time. The Company’s receipt of the MVLS Deficiency Notice does not impact the Company’s business, operations or reporting requirements with the U.S. Securities and Exchange Commission (the “SEC”).

Pursuant to Nasdaq Listing Rule 5810(c)(3)(C), the Company has a compliance period of 180 calendar days, or until November 9, 2026 (the “Compliance Period”), to regain compliance with Nasdaq’s MVLS Requirement. If at any time during the Compliance Period, the Company’s MVLS closes at US$50,000,000 or more for a minimum of 10 consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

Additionally, on May 13, 2026, the Company also received a determination letter (the “Determination Letter”) from Nasdaq, notifying the Company that, due to the its failure to regain compliance with the minimum market value of publicly held shares (“MVPHS”) requirement under Nasdaq Listing Rule 5450(b)(2)(C) by May 6, 2026, the Company is subject to delisting. The Company will be filing an appeal, which will stay any further delisting proceedings though the hearing or any extension the Hearings panel may grant and the securities will continue to be listed on The Nasdaq Global Market.

As previously disclosed, on November 6, 2025, the Company was notified by Nasdaq that, for the previous 30 consecutive trading days the Company’s MVPHS had been below the minimum US$15,000,000 required for continued listing as set forth in Nasdaq Listing Rule 5450(b)(2)(C) (the “MVPHS Requirement”), and the Company was provided with 180 calendar days, or until May 6, 2026, to regain compliance with this rule. The Company did not regain compliance with the MVPHS Requirement by May 6, 2026.

The Company intends to take all reasonable measures available to regain compliance with the MVLS Requirement, the MVPHS Requirement and other relevant continued listing requirements under the Nasdaq Listing Rules and to remain listed on Nasdaq. However, there can be no assurances that the Company would ultimately be able to regain compliance with all applicable requirements for continued listing on Nasdaq.